UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98416J118

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 666 Third Avenue, 22nd Floor New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 98416J118	13D/A	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 544,675 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 544,675 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,675 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.37%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 98416J118	13D/A	Page 3 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,662 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 344,662 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,662 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 98416J118	13D/A	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,413 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 212,413 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,413 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 98416J118	13D/A	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,500 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 50,500 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 98416J118	13D/A	Page 6 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 889,337 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 889,337 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,337 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 98416J118	13D/A	Page 7 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,413 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 212,413 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,413 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 98416J118	13D/A	Page 8 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,152,250 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,152,250 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,250 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 98416J118	13D/A	Page 9 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,152,250 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,152,250 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,250 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 98416J118	13D/A	Page 10 of 15

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2017 (collectively, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 14101 Capital Boulevard, Youngsville, North Carolina 27596. Unless specifically amended hereby the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $8,452,808 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

The Wynnefield Reporting Persons continue to find no convincing reason as to why the Issuer’s Board of Directors determined to remove Harold Bevis from his role as the Issuer’s President and Chief Executive Officer. This without cause termination took place following the Issuer’s release of its first quarter 2017 earnings which the Wynnefield Reporting Persons believe evidenced clear signs that the challenging turnaround of the Issuer’s operations had begun to take hold, which the Wynnefield Reporting Persons attribute directly to the efforts of Mr. Bevis.

Due to the long lead time nature of the Issuer’s business, the Wynnefield Reporting Persons note to its fellow shareholders that it will take several quarters for the financial consequences of the Issuer’s decision to replace Mr. Bevis with a new CEO to be apparent. The Wynnefield Reporting Persons intend to continue to carefully scrutinize the Issuer’s future order backlog results as well as track any change in the Issuer’s previously stated earnings or revenue projections in order to monitor and verify the success or failure of this extreme action undertaken by Mr. Jim Wilson, the Issuer’s Chairman. Moving forward, the trust of the Wynnefield Reporting Persons along with its fellow shareholders can only be gained through the Issuer’s positive financial performance.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 98416J118	13D/A	Page 11 of 15

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of June 23, 2017, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,152,250 shares of Common Stock, constituting approximately 7.13% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 16,167,949 shares outstanding as of May 2, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Commission on May 3, 2017.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock

Wynnenfield Partners I	544,675	3.37%

Wynnefield Partners	344,662	2.13%

Wynnefield Offshore	212,413	1.31%

Plan	50,500	0.31%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

CUSIP No. 98416J118	13D/A	Page 12 of 15

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 1,152,250 shares of Common Stock, constituting approximately 7.13% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 16,167,949 shares outstanding as of May 2, 2017, set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the Commission on May 3, 2017.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have acquired shares of Common Stock during the last 60 days as follows:

CUSIP No. 98416J118	13D/A	Page 13 of 15

Name	Date	Type	Quantity	Price
Wynnefield Partners I	5/1/17	Purchase	5,791	$6.79
Wynnefield Partners I	5/3/17	Purchase	11,403	$6.98
Wynnefield Partners I	5/4/17	Purchase	1,282	$7.00
Wynnefield Partners I	5/5/17	Purchase	1,492	$7.00
Wynnefield Partners I	5/8/17	Purchase	4,712	$6.99
Wynnefield Partners I	5/9/17	Purchase	2,053	$6.99
Wynnefield Partners I	5/10/17	Purchase	13,744	$6.99
Wynnefield Partners I	5/11/17	Purchase	1,151	$7.00
Wynnefield Partners I	5/12/17	Purchase	1,681	$7.00
Wynnefield Partners I	5/15/17	Purchase	300	$7.00
Wynnefield Partners I	5/17/17	Purchase	19,996	$7.00
Wynnefield Partners I	5/17/17	Purchase	4,333	$6.99
Wynnefield Partners I	5/18/17	Purchase	205	$6.99
Wynnefield Partners I	5/22/17	Purchase	300	$6.99
Wynnefield Partners I	5/23/17	Purchase	1,315	$7.00
Wynnefield Partners I	5/24/17	Purchase	228	$7.00
Wynnefield Partners I	5/26/17	Purchase	2,501	$7.00
Wynnefield Partners I	5/30/17	Purchase	2,501	$7.00
Wynnefield Partners I	6/9/17	Purchase	9,976	$7.05
Wynnefield Partners I	6/21/17	Purchase	876	$7.00
Wynnefield Partners I	6/22/17	Purchase	22,527	$7.00

Wynnefield Partners	5/1/17	Purchase	3,660	$6.79
Wynnefield Partners	5/3/17	Purchase	7,203	$6.98
Wynnefield Partners	5/4/17	Purchase	809	$7.00
Wynnefield Partners	5/5/17	Purchase	942	$7.00
Wynnefield Partners	5/8/17	Purchase	2,975	$6.98
Wynnefield Partners	5/9/17	Purchase	1,296	$6.99
Wynnefield Partners	5/10/17	Purchase	8,678	$6.99
Wynnefield Partners	5/11/17	Purchase	727	$7.00
Wynnefield Partners	5/12/17	Purchase	1,061	$7.00
Wynnefield Partners	5/15/17	Purchase	189	$7.00
Wynnefield Partners	5/17/17	Purchase	12,628	$7.00
Wynnefield Partners	5/17/17	Purchase	2,736	$6.99
Wynnefield Partners	5/18/17	Purchase	130	$6.99
Wynnefield Partners	5/22/17	Purchase	189	$6.99
Wynnefield Partners	5/23/17	Purchase	830	$7.00
Wynnefield Partners	5/24/17	Purchase	144	$7.00
Wynnefield Partners	5/26/17	Purchase	1,580	$7.00
Wynnefield Partners	5/30/17	Purchase	1,578	$7.00
Wynnefield Partners	6/9/17	Purchase	6,314	$7.05
Wynnefield Partners	6/21/17	Purchase	555	$7.00
Wynnefield Partners	6/22/17	Purchase	14,261	$7.00

Wynnefield Offshore	5/1/17	Purchase	2,149	$6.79
Wynnefield Offshore	5/3/17	Purchase	4,231	$6.98
Wynnefield Offshore	5/4/17	Purchase	472	$7.00
Wynnefield Offshore	5/5/17	Purchase	550	$7.00
Wynnefield Offshore	5/8/17	Purchase	1,729	$6.98
Wynnefield Offshore	5/9/17	Purchase	754	$6.99
Wynnefield Offshore	5/10/17	Purchase	5,050	$6.99
Wynnefield Offshore	5/11/17	Purchase	422	$7.00
Wynnefield Offshore	5/12/17	Purchase	616	$7.00
Wynnefield Offshore	5/15/17	Purchase	111	$7.00
Wynnefield Offshore	5/17/17	Purchase	7,376	$7.00
Wynnefield Offshore	5/17/17	Purchase	1,598	$6.99
Wynnefield Offshore	5/18/17	Purchase	76	$6.99
Wynnefield Offshore	5/22/17	Purchase	111	$6.99
Wynnefield Offshore	5/23/17	Purchase	487	$7.00
Wynnefield Offshore	5/24/17	Purchase	85	$7.00
Wynnefield Offshore	5/26/17	Purchase	919	$7.00
Wynnefield Offshore	5/30/17	Purchase	921	$7.00
Wynnefield Offshore	6/9/17	Purchase	3,710	$7.05
Wynnefield Offshore	6/21/17	Purchase	319	$7.00
Wynnefield Offshore	6/22/17	Purchase	8,212	$7.00

(d) and (e). Not Applicable.

CUSIP No. 98416J118	13D/A	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 28, 2017

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING &

MONEY PURCHASE PLAN

By: /s/ Nelson Obus

Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

CUSIP No. 98416J118	13D/A	Page 15 of 15

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually